August 9, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Ms. Mara L. Ransom

Re:	Talen Energy Corporation
Preliminary Proxy Statement on Schedule 14A Filed July 1, 2016
File No. 001-37388

Schedule 13E-3 filed by Talen Energy Corporation, RJS Merger Sub Inc., RPH Parent LLC, CRJ Parent LLC, SPH Parent LLC, Raven Power Holdings LLC, C/R Energy Jade, LLC, Sapphire Power Holdings LLC, R/C Sapphire Power IP, L.P., Riverstone/Carlyle Energy Partners II, L.P., R/C Renewable Energy GP II, LLC, Carlyle/Riverstone Global Energy and Power Fund III, L.P., Carlyle/Riverstone Energy Partners III, L.P., C/R Energy GP III, LLC, Riverstone V Raven Holdings, L.P., Riverstone Energy Partners V, L.P., Riverstone Energy GP V, LLC, Riverstone Energy GP V Corp., Pierre F. Lapeyre, Jr., David M. Leuschen, and Riverstone Holdings LLC
Filed July 1, 2016
File No. 005-89268

Dear Ms. Ransom,

This letter is being furnished by Talen Energy Corporation, a Delaware corporation (“Talen Energy” or the “Company”), in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2016 with respect to Talen Energy’s Schedule 13E-3 (File No. 005-89268) (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (File No. 001-37388) (the “Proxy Statement”) that were filed with the Commission on July 1, 2016.

United States Securities and Exchange Commission

Division of Corporation Finance

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about RPH Parent LLC, SPH Parent LLC, CRJ Parent LLC, Raven Power Holdings LLC, Sapphire Power Holdings LLC, C/R Energy Jade, LLC, RJS Merger Sub Inc. and Riverstone Holdings LLC (collectively, “Riverstone”) are based on information provided by Riverstone.

In addition, Talen Energy is hereby filing Amendment No. 1 (the “Amended Proxy Statement”) to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Proxy Statement and the Amended Schedule 13E-3 have each been revised to reflect Talen Energy’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Amended Proxy Statement and four copies of the Amended Schedule 13E-3, all of which have been marked to show changes from the initial filing of the Proxy Statement and the Schedule 13E-3, as applicable.

Schedule 13E3

General

1.	We are in receipt of your request for confidential treatment in connection with Exhibits (c)(9), (c)(10), and (c)(11). Comments, if any, will be issued in a separate letter. Any comments regarding your confidential treatment request must be resolved prior to the mailing of your proxy statement.

Response: We acknowledge and understand that all comments separately received from the Staff concerning our confidential treatment request and the confidential treatment request with respect to the debt commitment letter must be resolved prior to the mailing of our definitive proxy statement.

Item 8. Fairness of the Transaction

2.	We note your incorporation by reference of certain disclosure in the proxy statement, including the “Position of the Parent Group and Riverstone as to the Fairness of the Merger” and “Purpose and Reasons of the Parent Group and Riverstone for the Merger.” We further note that several filing persons identified on the cover page of your Schedule 13E-3 do not appear to be captured by the definition of either Parent Group or Riverstone. As noted above, each filing person must individually comply with the disclosure requirements of Schedule 13E-3. Accordingly, please revise to ensure that all required information is provided pursuant to this Item 8 and all other applicable items of Schedule 13E-3.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, we have added on page 136 of the Amended Proxy Statement the term “Riverstone Filing Parties,” which includes the filing persons not captured by the definition of “Parent Group” or “Riverstone.” In addition, we have also made corresponding changes to the disclosure in the Proxy Statement on pages 2, 38 through 39 and 59 through 60 of the Amended Proxy Statement and in the Schedule 13E-3 on pages 5, 9 through 12 and 15 of the Amended Schedule 13E-3 accordingly.

Item 16. Exhibits

3.	Please revise to file the debt commitment letter. Refer to Item 1016(b) of Regulation M-A.

Response: In response to the Staff’s comment, we have filed the debt commitment letter as Exhibit (b)(3) to the Amended Schedule 13E-3. We respectfully advise the Staff that Riverstone is simultaneously requesting confidential treatment of certain terms contained in the debt commitment letter for the reasons detailed in its confidential treatment request.

Preliminary Proxy Statement on Schedule 14A

General

4.	We note references throughout the proxy statement to the Riverstone Entities, which term appears to include “related entities” of Parent Group and Riverstone, as well as their “respective affiliates.” Please identify by name each of the “related entities” and “respective affiliates.”

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 2 of the Letter to the Company’s Stockholders, page 2 of the Notice of Special Meeting of Stockholders and on pages 1, 2, 34, 39, 100 and 121 of the Amended Proxy Statement to delete references to “related entities” and to clarify that “affiliates,” as used in the term “respective affiliates,” has the meaning ascribed to such term pursuant to Rule 405 of the Securities Act of 1933, as amended.

5.	Throughout this proxy statement you refer to the merger consideration as representing a premium of 56% above the closing price of the shares on the last trading day prior to the SparkSpread report on April 1, 2016. Please balance your disclosure throughout the proxy statement by including the merger consideration’s premium relative to the price per share on the last trading day prior to announcement of the merger, or advise as to why you do not believe such disclosure is appropriate.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 2, 30, 38, 40, 59 and 62 of the Amended Proxy Statement.

Summary Term Sheet

6.	Please revise your disclosure in this section and in the “Questions and Answers” section to shorten them and avoid duplication. See Item 1001 of Regulation M-A.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 2 through 5, 7 and 9 through 11 of the Amended Proxy Statement.

7.	Under “Vote Required” you indicate that approval of the merger agreement requires the affirmative vote of holders of a majority of the shares owned by unaffiliated stockholders. However, on page 2 of the Notice of Special Meeting, you state approval of the merger agreement requires the affirmative vote of holders of a majority of shares that are beneficially owned “by the holders of the shares other than Riverstone, its related entities and any of their respective affiliates.” Please revise to clarify and provide consistent disclosure. Please also disclose here the aggregate number of outstanding shares and relative percentage owned by all affiliated stockholders.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 2 of the Notice of Special Meeting of Stockholders in the Amended Proxy Statement. In addition, we supplementally advise the Staff that the beneficial ownership of the affiliated stockholders is disclosed on page 120 of the Amended Proxy Statement.

Special Factors

Background of the Merger, page 19

8.	We note your disclosure regarding Riverstone’s right to designate for election three members of your Board pursuant to the Stockholder Agreement. Please disclose any additional material provisions of the Stockholder Agreement. Refer to Item 1005(e) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure to add a cross-reference on page 16 of the Amended Proxy Statement to the disclosure of the additional material provisions of the Stockholder Agreement set forth under the caption “Other Important Information Regarding the Parent Group and Riverstone—Significant Past Transactions and Contracts—Stockholder Agreement.”

9.	You state that on each of January 11, 2016 and January 14, 2016, the Disinterested Directors discussed “potential value creating options” that the company could pursue and associated benefits and risks. Please revise your disclosure to more fully explain the foregoing options and associated benefits and risks considered. Please refer to Item 1013(b) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 18 of the Amended Proxy Statement.

10.	You state that after discussions on January 14, 2016, “the Disinterested Directors determined that Riverstone’s proposal of $11.00 per Share undervalued the Company” and Mr. Graham later advised a representative of Riverstone that a “price increase to $13.00 per Share would be required for the Disinterested

United States Securities and Exchange Commission

Division of Corporation Finance

Directors to change their conclusion and authorize further engagement.” Please enhance your disclosure to describe the factors considered by the Disinterested Directors in reaching the determination that $11.00 per share undervalued the company and how the Disinterested Directors arrived at the $13.00 per share price.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 18 through 19 of the Amended Proxy Statement.

11.	You indicate that following the SparkSpread report, Party B contacted Citi regarding interest in the company. Please disclose the date Party B first contacted Citi and describe the nature of the ensuing conversations between such parties.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 24 of the Amended Proxy Statement. We supplementally advise the Staff that the records of Citigroup Global Markets Inc. (“Citi”) do not reflect the exact date on which Party B first contacted Citi.

12.	Please briefly elaborate upon the way in which the results of the PJM Auction impacted the May Forecasts.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 27 of the Amended Proxy Statement.

13.	We note that following review of the May Forecasts, the Disinterested Directors determined that “Riverstone’s proposed price of $13.00 per Share undervalued the Company.” Please enhance your disclosure to describe the specific factors considered by the Disinterested Directors, including receipt of the PJM Auction results, in reaching the determination that $13.00 per share undervalued the company but that “a purchase price of $14.00 per Share would be acceptable.”

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 28 of the Amended Proxy Statement.

Recommendation of the Board; Fairness of the Merger, page 33

14.	We note that the Disinterested Directors considered Citi’s opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. Please revise to clarify whether the Disinterested Directors adopted Citi’s analyses and opinion.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 37 of the Amended Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

15.	We note your disclosure that one of the factors considered by the Disinterested Directors in evaluating the merger was their belief that the merger transaction was “more favorable to the Company and the unaffiliated stockholders, when compared with other strategic initiatives reasonably available to the Company.” Please revise your disclosure to more specifically describe these “other strategic initiatives.”

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 18 and 31 of the Amended Proxy Statement.

16.	You cite the go-shop provisions as one of the factors considered by the Disinterested Directors in evaluating the merger and underlying their belief that sufficient procedural safeguards were present to ensure the fairness of the merger and to obviate the need for retaining an unaffiliated stockholder representative. Please address how Riverstone’s unwillingness to support a superior proposal or to sell its shares impacted the Disinterested Directors’ analysis of the utility of the go-shop provisions.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 32 of the Amended Proxy Statement.

17.	We note your disclosure regarding certain potentially negative factors considered by the Disinterested Directors in their evaluation of the merger, including that prospective bidders may perceive Riverstone’s rights under the merger agreement as a deterrent to making alternative proposals. Please also address whether the Disinterested Directors considered the level of Riverstone’s ownership interest in the company as a potential deterrent to prospective bidders.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 36 of the Amended Proxy Statement.

Position of the Parent Group and Riverstone as to the Fairness of the Merger, page 41

18.	Your inclusion of the members of the Parent Group and Riverstone as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 62), currently stating that the members of the Parent Group and Riverstone “may be deemed” affiliates of the company, to remove doubt from this conclusion.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 38 and 59 of the Amended Proxy Statement.

19.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. In this regard, we note that Goldman was engaged as Riverstone’s financial advisor for purposes of this

United States Securities and Exchange Commission

Division of Corporation Finance

transaction, and certain presentation materials provided by Goldman to Riverstone have been filed as exhibits to your Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. Please revise to summarize any and all presentations made by Goldman during Riverstone’s evaluation of the transaction and provide all of the disclosure required by Item 1015 of Regulation M- A.

Response: In response to the Staff’s comment, we have added disclosure in the Proxy Statement on pages 139 through 141 of the Amended Proxy Statement.

Opinion of Citigroup Global Markets Inc., page 44

20.	Please address how each filing person relying on the Citi opinion was able to reach the fairness determination as to unaffiliated security holders given that the Citi fairness opinion addressed fairness with respect to holders of your shares other than the Riverstone Entities and their respective affiliates, rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 37 of the Amended Proxy Statement.

21.	Please revise to provide a basis for all material assumptions made by Citi. For example, explain how Citi developed its EBITDA multiples and range of discount rates in its Discounted Cash Flow Analysis.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 44 through 46 and 48 of the Amended Proxy Statement.

22.	With respect to the Discounted Cash Flow Analysis, please disclose the financial projections provided to Citi here or include a cross-reference to another location in your proxy statement where such projections are included.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 44 of the Amended Proxy Statement.

23.	With respect to the Discounted Cash Flows analysis, disclose the bases for Citi’s selection of the EBITDA multiples and discount rates disclosed on page 47.

Response: We respectfully advise the Staff that the bases for Citi’s selection of EBITDA multiples and disclosed discount rates has been addressed as part of our response to Comment no. 21.

24.	Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis or a cross-reference to where they appear, (ii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on page 48 with

United States Securities and Exchange Commission

Division of Corporation Finance

respect to Selected Public Companies Analysis, (iii) data from each transaction that resulted in the multiples disclosed on page 49 with respect to the Selected Precedent Transactions Analysis, and (iv) data from each transaction that resulted in the multiples disclosed on page 51 with respect to the Sum-of- the-Parts Selected Precedent Transactions Analysis.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 44 through 46 and 48 of the Amended Proxy Statement to the extent the requested information is reflected in the June 2, 2016 financial presentation of Citi.

25.	Revise the disclosure under the caption “Miscellaneous” to describe how Citi’s fee will be estimated and whether the fee amount may change materially from the $25 million disclosed.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 57 of the Amended Proxy Statement.

Purpose and Reasons of the Parent Group and Riverstone for the Merger, page 62

26.	You note that the Parent Group and Riverstone believe that the company will be able to “operate more efficiently and effectively” as a private company, citing the “substantial expense” of operating as a public company, potential improvements to “cost structure and strategic direction” achievable as a private company, the “market pressures imposed on a publicly traded company,” and perceived “competitive advantages in ceasing to be public.” In view of the fact that the company only recently became publicly traded in June 2015, please explain whether and how Riverstone considered those same factors in connection with the Talen Transactions, and what, if anything, has changed between June 1, 2015 and now such that Riverstone no longer believes that being publicly traded is advisable and whether those factors and events were foreseeable, with a view to more fully describing why the company is undertaking the transaction at this time. Refer to Items 1004(a)(2)(iii) and 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 59 through 60 of the Amended Proxy Statement.

Prospective Financial Information, page 68

27.	Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections. We would expect such disclosure to address at a minimum the assumptions referred to in the second full paragraph on page 45. Refer to Item 10(b) of Regulation S- K.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 66, 68 and 71 of the Amended Proxy Statement to include a discussion of the material assumptions underlying the projected information. We respectfully advise the Staff that the paragraphs following this added disclosure discuss the limiting factors that may affect the projected financial information.

28.	Disclose the full projections and forecasts instead of their summaries.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 67 through 68 of the Amended Proxy Statement. We respectfully advise the Staff that the financial projections disclosed under the caption “Special Factors—Prospective Financial Information” constitute the full projections and forecasts that were prepared by the Company’s management for consideration by the Board in connection with its consideration of the Company’s stand-alone prospects and potential strategic transactions available to the Company.

29.	We note that you have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line items. Refer to Question 101.01 of the Division of Corporation’s Finance’s Compliance and Disclosure Interpretations and Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 67 and 69 through 70 of the Amended Proxy Statement.

Interests of Executive Officers and Directors of the Company in the Merger, page 71

30.	Revise your disclosure on page 73 to provide a breakdown of the payments to be received by each individual officer and director in connection with the going private transaction, including payments for shares owned.

Response: In response to the Staff’s comment, we have added disclosure in the Proxy Statement on page 72 of the Amended Proxy Statement.

Fees and Expenses, page 85

31.	We note that in your tabular disclosure of certain fees and expenses you aggregate the financial advisory, legal and other advisory fees. We also note your reference to the merger agreement with respect to all fees and expenses incurred in connection with the merger. As you are required to furnish a reasonably itemized statement of all expenses incurred or estimated in connection with the transaction, please revise to separately itemize each of the foregoing costs and clearly identify which party will be reasonable for paying such expenses. Refer to Regulation M-A Item 1007(c).

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 84 of the Amended Proxy Statement. We respectfully advise the Staff that, as indicated on page 85 of the Amended Proxy Statement, the fees and expenses incurred in connection with the Merger will be paid by the party incurring or required to incur such fees and expenses, as disclosed in “Special Factors—Fees and Expenses” on page 84 of the Amended Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

The Debt Commitment Letter, page 116

32.	Please enhance your disclosure of the material terms of the Debt Commitment Letter, including, without limitation, a summary of all material conditions precedent and the flex provisions. Refer to Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, we have added disclosure in the Proxy Statement on page 116 of the Amended Proxy Statement to add additional detail regarding the other materials terms and conditions of the debt commitment letter in accordance with Item 1007(d) of Regulation M-A.

Significant Past Transactions and Contracts, page 138

33.	We note your disclosure that the Stockholder Agreement contains a standstill provision that prohibits the Sponsor Entities from, among other things, proposing to or acquiring additional company shares. Please expand your disclosure to state whether you have agreed to terminate, waive, amend, or modify this standstill provision. Also discuss whether the Disinterested Directors considered the foregoing in determining that the going private transaction was procedurally and substantively fair to the unaffiliated security holders. We would expect the foregoing to address whether and how the Disinterested Directors considered the December 3, 2105 indication of interest communicated by Mr. Hoffman to Mr. Graham, and all subsequent negotiations with Riverstone with respect to the merger, in view of the restrictions set forth in Section 6 of the Stockholder Agreement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Disinterested Directors concluded that it was consistent with their fiduciary duties to consider the Riverstone proposal and, accordingly, was not necessary to further consider the standstill provision in the Stockholder Agreement, which also provided an exception for any offer with respect to a transaction that is affirmatively publicly recommended by the Board. Accordingly, we have revised the disclosure in the Proxy Statement on pages 17 and 35 of the Amended Proxy Statement.

* * * *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sarkis Jebejian at (212) 446-5944 or David Beller at (212) 446-4863, each of Kirkland & Ellis LLP, Talen Energy’s outside counsel.

United States Securities and Exchange Commission

Division of Corporation Finance

Sincerely,

/s/ Paul A. Farr
Paul A. Farr

Cc:	Andrew Calder, Esq.
Sarkis Jebejian, Esq.
David Beller, Esq.